

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 8, 2023

Junsei Ryu
Chairman and CEO
TOYO Co., Ltd
Tennoz First Tower F5, 2-2-4
Higashi-shinagawa, Shinagawa-ku
Tokyo, Japan 140-0002

> **Re: TOYO Co., Ltd**
> **Amendment No. 2 to**
> **Draft Registration Statement on Form F-4**
> **Submitted November 28, 2023**
> **CIK No. 0001985273**

Dear Junsei Ryu:

We have reviewed your amended draft registration statement and have the following comment(s).

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment 2 to Draft Registration Statement on Form F-4

Unaudited Pro Forma Combined Balance Sheet, page 149

1. Please reconcile the 9,200,000 Class A ordinary shares subject to possible redemption with the 3,837,766 shares on the BWAQ interim balance sheet on page F-31.

Unaudited Pro Forma Combined Statement of Operations, page 153

2. Although the header indicates the pro forma data is for the three months ended September 30, 2023, the BWAC information in column A appears to be using the information for the three months ended September 30, 2022. Please revise.

3. In a related matter, the pro forma information is supposed to represent the three months

ended September 30, 2023, however, the TOYO information in column B is for the six months ended June 30, 2023. Please revise so that the periods present the same number of months of data.

4. Please tell us how the 4,757,766 shares for BWAQ's public stockholders was determined in relation to the 4,302,246 shares outstanding on the BWAQ interim balance sheet (3,837,766 Class A shares subject to redemption and 464,480 Class A shares outstanding).

Part II
Item 21. Exhibits and Financial Statement Schedules, page II-2

5. Please ensure that counsel provides a complete and dated legal opinion in a pre-effective amendment to the proxy statement/prospectus.

Please contact Heather Clark at 202-551-3624 or Kevin Stertzel at 202-551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Alex King at 202-551-8631 or Erin Purnell at 202-551-3454 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Will Cai